[FCX Letterhead]

May 10, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Freeport-McMoRan Inc.

Registration Statement on Form S-4

Filed May 10, 2017

Ladies and Gentlemen:

In connection with the above referenced Registration Statement on Form S-4 (the “Registration Statement”) relating to the offer by Freeport-McMoRan Inc., a Delaware corporation, (“FCX”) to exchange (the “Exchange Offer”) up to $179,127,000 of FCX’s registered 6.125% Senior Notes due 2019 (the “new 2019 notes”) for up to $179,127,000 of FCX’s outstanding unregistered 6.125% Senior Notes due 2019 (the “old 2019 notes”), up to $552,107,000 of FCX’s registered 6.50% Senior Notes due 2020 (the “new 2020 notes”) for up to $552,107,000 of FCX’s outstanding unregistered 6.50% Senior Notes due 2020 (the “old 2020 notes”), up to $228,133,000 of FCX’s registered 6.625% Senior Notes due 2021 (the “new 2021 notes”) for up to $228,133,000 of FCX’s outstanding unregistered 6.625% Senior Notes due 2021 (the “old 2021 notes”), up to $403,707,000 of FCX’s registered 6.75% Senior Notes due 2022 (the “new 2022 notes”) for up to $403,707,000 of FCX’s outstanding unregistered 6.75% Senior Notes due 2022 (the “old 2022 notes”), and up to $728,030,000 of FCX’s registered 6.875% Senior Notes due 2023 (the “new 2023 notes” and, together with the new 2019 notes, the new 2020 notes, the new 2021 notes, and the new 2022 notes, the “new notes”) for up to $728,030,000 of FCX’s outstanding unregistered 6.875% Senior Notes due 2023 (the “old 2023 notes” and, together with the old 2019 notes, the old 2020 notes, the old 2021 notes, and the old 2022 notes, the “old notes”), which are guaranteed by FCX’s subsidiary guarantor as set forth in the Registration Statement, FCX hereby confirms to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) that FCX is registering the Exchange Offer in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corporation no-action letter (available May 13, 1988), the Morgan Stanley & Co. Incorporated no-action letter (available June 5, 1991) and the Shearman & Sterling no-action letter (available July 2, 1993).

FCX represents as follows:

1. FCX has not entered into any arrangement or understanding with any person to distribute the new notes to be received in the Exchange Offer and, to the best of FCX’s information and belief, each person participating in the Exchange Offer is acquiring the new notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the new notes to be received in the Exchange Offer. In this

Freeport-McMoRan Inc.

May 10, 2017

regard, FCX will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of participating in a distribution of the new notes to be acquired in the Exchange Offer, such person (i) could not rely on the Staff position enunciated in the Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated and Shearman & Sterling no-action letters and interpretive letters of similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Act”) in connection with a secondary resale transaction. FCX acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

2. FCX will also make each person participating in the Exchange Offer aware that any broker-dealer who holds old notes acquired for its own account as a result of market-making activities or other trading activities may participate in the Exchange Offer so long as the broker-dealer has not entered into any arrangement or understanding with FCX or an affiliate of FCX to distribute the new notes.

3. FCX will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds old notes acquired for its own account as a result of market-making activities or other trading activities, and who receives new notes in exchange for such old notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Act (as described in the Shearman & Sterling no-action letter) in connection with any resale of such new notes.

4. FCX will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer a representation to the effect that by accepting the Exchange Offer, the exchange offeree represents to FCX that it is not engaged in, and does not intend to engage in, a distribution of the new notes, and that if the exchange offeree is a broker-dealer holding old notes acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Act in connection with any resale of new notes received in respect of such old notes pursuant to the Exchange Offer.

Sincerely,

Freeport-McMoRan Inc.

By:	/s/ Douglas N. Currault II
Douglas N. Currault II
Secretary